SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 11 July 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc
Annual General Meeting 11 July 2018
Summary of votes cast

Annual General Meeting Resolutions	For	%	Against	%	Votes withheld
Resolution 1 That the accounts and reports of the directors and the auditors for the year ended 31 March 2018 be received.	6,929,535,991	99.95	3,175,985	0.05	15,596,617
Resolution 2 That the directors' annual remuneration report for the year ended 31 March 2018, be received and approved.	4,419,598,193	65.84	2,292,952,264	34.16	235,781,388
Resolution 3 That the final dividend of 10.55 pence per share recommended by the directors be declared to be payable on 3 September 2018 to holders of ordinary shares registered at the close of business on 10 August 2018.	6,935,199,705	99.96	2,680,599	0.04	10,472,101
Resolution 4 That Jan du Plessis be re-elected as a director.	6,854,126,514	98.82	81,785,457	1.18	12,428,918
Resolution 5 That Gavin Patterson be re-elected as a director.	6,691,483,060	96.49	243,342,731	3.51	13,576,876
Resolution 6 That Simon Lowth be re-elected as a director.	6,832,035,353	98.51	103,068,537	1.49	13,261,548
Resolution 7 That Iain Conn be re-elected as a director.	6,796,621,694	98.01	138,276,651	1.99	13,445,588
Resolution 8 That Tim Höttges be re-elected as a director.	6,699,583,057	96.61	235,222,432	3.39	13,539,974
Resolution 9 That Isabel Hudson be re-elected as a director.	6,788,767,022	97.89	146,362,937	2.11	13,203,402
Resolution 10 That Mike Inglis be re-elected as a director.	6,780,136,285	97.77	154,665,674	2.23	13,523,235
Resolution 11 That Nick Rose be re-elected as a director.	6,475,061,489	96.46	237,686,498	3.54	235,595,864
Resolution 12 That Jasmine Whitbread be re-elected as a director.	6,815,354,503	98.28	119,625,439	1.72	13,326,630
Resolution 13 That KPMG LLP be re-appointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.	6,925,130,563	99.84	11,232,171	0.16	11,988,293
Resolution 14 That the directors be authorised to decide the auditors' remuneration.	6,927,557,126	99.88	7,997,280	0.12	12,799,183
Special Business
Resolution 15 That the directors are authorised generally and without conditions under Section 551 of the Companies Act 2006 ('2006 Act') to allot relevant securities.	6,376,756,355	91.94	558,962,825	8.06	12,615,683
Resolution 16 That subject to the passing of Resolution 19, the directors have power to allot equity securities (within the meaning of Section 561(1) of the 2006 Act) entirely paid for in cash.	6,893,451,126	99.82	12,394,961	0.18	42,501,545
Resolution 17 That the Company has general and unconditional authority to make market purchases as defined in section 693(4) of the Companies Act 2006 of shares of 5p each in the Company.	6,848,115,965	98.76	85,787,749	1.24	14,444,192
Resolution 18 That the Company may call a general meeting (but not an AGM) on at least 14 clear days' notice.	6,463,036,446	93.18	473,331,114	6.82	11,947,080
Resolution 19 That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political organisations.	6,740,411,862	97.21	193,680,994	2.79	14,256,676

Statement regarding voting result

We are pleased to have received shareholder support for all the resolutions proposed at the AGM but we are naturally disappointed with the lower level of support received for our Remuneration Report for the year ending 31 March 2018.

Historically, both the remuneration report and our remuneration policy have received overwhelming shareholder support and over the past two weeks we have been in dialogue with our major shareholders and proxy advisers to discuss their questions and concerns.

We understand that the lower level of support for the remuneration report is, in the most part, attributable to the annual bonus payment to BT's Chief Executive for the 2017/18 performance year. During the remainder of 2018 we will engage further with our shareholders and proxy advisers to understand in full detail the reasons for their concerns and whether we should consider any changes to our longer term approach to remuneration.

In accordance with Listing Rule 9.6.2, copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available to view on the National Storage Mechanism website at www.hemscott.com/nsm.do

The total number of shares in issue as at 6.30pm on 9 July 2018, excluding shares held in treasury was 9,921,902,900. 70.03% of the voting capital was instructed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 11 July 2018